NOTICE OF MEETING

- and -

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF

COMMON SHAREHOLDERS OF

MINERA ANDES INC.

DATED MAY 12, 2008

THIS NOTICE AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF MINERA ANDES INC. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF ALL COMMON SHAREHOLDERS

TO BE HELD AT:

MINERA ANDES INC.

111 East Magnesium Road

Suite A

Spokane, Washington 99208

Friday, June 27, 2008

Minera Andes Inc. Meeting: 10:00 a.m. (Pacific Time)

MINERA ANDES INC.

111 East Magnesium Road, Suite A

Spokane, Washington, 99208, USA

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF COMMON

SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting of the Shareholders of Minera Andes Inc. (the Corporation”) will be held at the offices of Minera Andes Inc. at 111 East Magnesium Road, Suite A, Spokane Washington at the hour of 10:00 a.m (Pacific time), on Friday, June 27, 2008, for the following purposes:

1.	to receive and consider the annual report of the Corporation containing the audited consolidated financial statements of the Corporation, for the fiscal year ended December 31, 2007, and the report of the auditors thereon;

2.	to fix the number of directors to be elected at six (6) members;

3.	to elect a Board of Directors for the ensuing year;

4.	to appoint BDO Dunwoody LLP as Auditors for the ensuing year at remuneration to be fixed by the directors;

5.	to consider and if thought advisable, approve an ordinary resolution, as more particularly set out in the Management Information Circular accompanying this Notice, relating to amending of the Corporation’s Stock Option Plan;

6.	to consider and if thought advisable, approve an ordinary resolution, as more particularly set out in the Management Information Circular accompanying this Notice, relating to amending of the Corporation’s By-law Number 1; and

7.	to transact any such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of Instrument of Proxy and return it in the envelope provided for that purpose.

DATED at the City of Spokane, in the State of Washington, this 2nd day of June, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Allen V. Ambrose”
Allen V. Ambrose, President and Chairman

IMPORTANT

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, c\o Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1, at least forty eight (48) hours prior to the meeting or any adjournment thereof.

Table of Contents

SOLICITATION OF PROXIES	4

APPOINTMENT AND REVOCATION OF PROXIES	5

ADVICE TO BENEFICIAL SHAREHOLDERS	5

VOTING OF PROXIES	6

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	7

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS	8

A. COMPENSATION OF DIRECTORS	8
B. COMPENSATION OF OFFICERS	8
C. STOCK OPTION PLAN	14
D. COMPOSITION OF THE COMPENSATION COMMITTEE	22
E. COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION	23
F. PERFORMANCE GRAPH	23
G. CORPORATE GOVERNANCE	24

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	28

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	28

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	28

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS	29

PARTICULARS OF MATTERS TO BE ACTED UPON	29

A. REPORT TO SHAREHOLDERS	30
B. NUMBER OF DIRECTORS	30
C. ELECTION OF DIRECTORS	30
D. APPOINTMENT OF AUDITOR	33
E. AMENDMENTS TO STOCK OPTION PLAN	34
F. CONFIRMATION OF AMENDMENTS TO BY-LAW NUMBER 1	36

GENERAL	38

ANNUAL REPORT	38

OTHER BUSINESS	38

ADDITIONAL INFORMATION	38

SCHEDULE “A”	40

SCHEDULE “B”	49

MINERA ANDES INC.

111 East Magnesium Road, Suite A

Spokane, Washington

USA 99208

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

June 27, 2008

ALL AMOUNTS OF MONEY WHICH ARE REFERRED TO IN THIS MANAGEMENT INFORMATION CIRCULAR ARE EXPRESSED IN LAWFUL MONEY OF THE UNITED STATES UNLESS OTHERWISE SPECIFIED.

NOTE: Shareholders who do not hold their common shares in their own name, as registered shareholders, should read “Advice to Beneficial Shareholders” within for an explanation of their rights.

The information provided herein is as of May 12, 2008 unless otherwise stated (the “Effective Date”).

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF MINERA ANDES INC. (the “Corporation”) of proxies for the annual general and special meeting of the shareholders of the Corporation (the “Meeting”) to be held on Friday, June 27, 2008, at 10:00 a.m. (Pacific time) at the offices of Minera Andes Inc., 111 East Magnesium Road, Suite A, Spokane, Washington, 99208 or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. The Management Information Circular will be mailed on or about June 5, 2008.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Instrument of Proxy, Allen V. Ambrose, Director, President and Chairman, of Spokane, Washington and Henry A. John, Chief Financial Officer, of Spokane, Washington, have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN ALLEN V. AMBROSE OR HENRY A. JOHN, BEING THE MANAGEMENT DESIGNEES, TO REPRESENT HIM OR HER AT THE MEETING. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and deleting therefrom the names of the management designees, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder’s common shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Computershare Trust Company of Canada, c\o Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at least forty-eight (48) hours prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected at any time prior to the commencement time of the Meeting by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late proxy.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof. In addition, a proxy may be revoked by the shareholder delivering to the Corporation a later dated proxy or by personally attending at the Meeting and voting his common shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation as a substantial number of shareholders do not hold their common shares of the Corporation in their own names. Shareholders of the Corporation who do not hold their common shares in their own names (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder’s name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares of the Corporation held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. formerly ADP Investor Communication (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting. A Beneficial Shareholder receiving a proxy with an Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have their common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares of the Corporation registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote such common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise. Where documents are stated to be available for review or inspection, such items will be shown upon request to registered shareholders who produce proof of their identity.

VOTING OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and/or officers of the Corporation who have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his Proxy how to vote his common shares by completing the blanks on the Instrument of Proxy.

All common shares represented at the meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the common shares represented by the proxy will be voted in accordance with such specification. IN THE ABSENCE OF ANY SUCH SPECIFICATION, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF THE MATTERS SET OUT THEREIN.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the notice of meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares (non-voting). As of the Effective Date of this Management Information Circular, the issued and outstanding share capital of the Corporation consists of 189,402,435 common shares. To date, no preferred shares have been issued.

The Corporation will prepare a list of shareholders of record at the close of business on May 12, 2008 (the “Record Date”). A holder of common shares named on that list will be entitled to vote such common shares at the Meeting on the basis of one vote for each common share held except to the extent that, (i) the holder transfers his or her common shares after the close of business on the Record Date, and (ii) such transferee produces properly endorsed common share certificates to the Secretary or Transfer Agent of the Corporation or otherwise establishes his or her ownership of the common shares, at least ten (10) days prior to the Meeting, in which case the transferee may vote those common shares at the Meeting.

The By-laws of the Corporation provide that holders present not being less than two (2) in number and holding or representing not less than ten (10%) percent of the issued common shares of the Corporation, shall constitute a quorum for the meeting in respect of holders of common shares.

The following table sets forth, to the knowledge of the directors or executive officers of the Corporation, the only person or corporation, who beneficially owns, or controls or directs, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation as at the Effective Date:

NAME AND PLACE OF RESIDENCE	COMMON SHARES BENEFICIALLY OWNED	PERCENTAGE OF COMMON SHARES

Robert McEwen Toronto, Ontario	46,057,143	24.32%

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

A.	Compensation of Directors

The Corporation has six directors. Effective December 20, 2006, the Corporation instituted a director’s fee to be paid to non-executive directors of the Corporation of Cdn$10,000 per annum; after 2006 the director’s fee will be paid in equal quarterly installments. The directors are also reimbursed for expenses incurred in attending any directors meetings. In addition, the Corporation instituted a yearly fee of Cdn$5,000, paid in equal quarterly installments, to be paid to the Chairman of each of the Corporation’s committees. A fee of Cdn$5,000 was paid to the Chairman of the audit committee for the fiscal period ended December 31, 2007. In addition, a member of a special committee of the board of directors received $21,938 for the fiscal period ended December 31, 2007.

In accordance with requirements of the Business Corporations Act (Alberta) the aggregate remuneration paid to the board of directors in their capacity as directors for the fiscal period ended December 31, 2007 was Cdn$81,079.

During the Corporation’s fiscal period ended December 31, 2007 the Corporation accrued and/or paid fees to Bonnie L. Kuhn, Secretary, and Director of the Corporation for the provision of ongoing legal services to the Corporation amounting to approximately $62,344.

Other than as set forth herein, the Corporation did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

One (1) of the directors was, at December 31, 2007, an executive officer of the Corporation. Executive officers of the Corporation who also act as directors do not receive any additional compensation for services rendered in their capacity as directors other than as paid by the Corporation to such executive officers in their capacity as executive officers. See “Compensation of Officers”. The Corporation does carry liability insurance for its directors.

During the fiscal year ended December 31, 2007, no stock options were granted to directors of the Corporation.

B.	Compensation of Officers

For the purposes of this Management Information Circular:

(a) “CEO” of the Corporation means each individual who served as Chief Executive Officer of the Corporation or acted in a similar capacity during the most recently completed financial year, in this case the President;

(b) “CFO” of the Corporation means each individual who served as Chief Financial Officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

(c) “executive officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation; and

(d) “Named Executive Officers” means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded Cdn$150,000; and

(iv) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

1.	Cash

During the fiscal period ended December 31, 2007, the Corporation employed three (3) executive officers, Allen V. Ambrose, President and Chairman (became Chairman on December 20, 2006), Brian Gavin, Vice President, Exploration, William V. Schara, Chief Financial Officer from April 13, 2005 until November 9, 2007 (when he resigned) and Henry A. John, who became Chief Financial Officer on November 9, 2007, all except for William V. Schara continue to be employed. Effective October 1, 2006 Mr. Gavin began working on a half-time basis for the Corporation and his compensation has been reduced accordingly. The aggregate cash compensation (including salaries, directors’ fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned) paid to such executive officers and corporations controlled by them, by the Corporation and its subsidiaries for services rendered during the fiscal period ended December 31, 2007, was $374,456. Other than as herein set forth, the Corporation did not pay any additional compensation to its executive officers (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees).

In accordance with requirements of the Business Corporations Act (Alberta) the aggregate remuneration paid to the five highest officers and employees of the Corporation, other than the directors for the fiscal period ended December 31, 2007 was Cdn$485,239.

The following table sets forth total compensation paid by the Corporation and its subsidiaries, as the case may be, for that portion of the last three fiscal years in which the above were in existence in respect of the President, Chief Financial Officer, and those officers whose compensation in the last fiscal year was Cdn$150,000 or more (the “Named Executive Officers”); in this case Allen V. Ambrose, President, and William V. Schara, Chief Financial Officer and Henry A. John, Chief Financial Officer.

STATEMENT OF EXECUTIVE COMPENSATION
		ANNUAL COMPENSATION					LONG-TERM COMPENSATION
							AWARDS			PAYOUTS
NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)		BONUS ($)	OTHER ANNUAL COMPENSATION ($)		SECURITIES UNDER OPTION / SARS (1) GRANTED #		SHARES OR UNITS SUBJET TO RESALE RESTRICTIONS	LTIP (2) PAYOUTS ($)	ALL OTHER COMPENSATION ($)
Allen V. Ambrose President, Chairman and Director	January 1, 2005 December 31, 2005	109,236		Nil	16,137	(3)	575,000	(4)	Nil	Nil	Nil
	January 1, 2006 – December 31, 2006	109,236		Nil	17,634	(5)	1,410,000	(6)	Nil	Nil	Nil
	January 1, 2007 – December 31, 2007	109,236		150,000	20,012	(7)	Nil		Nil	Nil	Nil
William V. Schara Chief Financial Officer	January 1, 2005 – December 31, 2005	98,600	(8)	Nil	8,883	(9)	200,000	(10)	Nil	Nil	Nil
(from April 2005 to November 2007)	January 1, 2006 – December 31, 2006	100,800		Nil	16,288	(11)	450,000	(12)	Nil	Nil	Nil
	January 1, 2007 – December 31, 2007	92,400	(13)	Nil	18,018	(14)	Nil		Nil	Nil	Nil
Henry A. John Chief Financial Officer (from November 2007 to present)	January 1, 2007 – December 31, 2007	41,667	(15)	Nil	1,724	(16)	250,000	(17)	Nil	Nil	Nil

Notes:

(1)	“SARS” or “stock appreciation right” means a right granted by the Corporation, as compensation for employment services or office, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2)	LTIP “ or “long term incentive plan” means a plan providing compensation intended to motivate performance over a period greater than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3)	During the 2005 fiscal year, the following benefits were provided to Mr. Ambrose:

401 K Match	$4,369
Medical Insurance	$11,768

(4)	Includes stock options granted on December 28, 2005 entitling the holder to acquire 575,000 common shares at an exercise price of Cdn$0.60.

(5)	During the 2006 fiscal year, the following benefits were provided to Mr. Ambrose:

401 K Match	$4,369
Medical Insurance	$13,264

(6)	Includes stock options granted on December 27, 2006 entitling the holder to acquire 1,410,000 common shares at an exercise price of Cdn$1.51.

(7)	During the 2007 fiscal year, the following benefits were provided to Mr. Ambrose:

401 K Match	$4,369
Medical Insurance	$15,643

(8)	Mr. Schara became CFO of Minera Andes in April 2005 and previously worked as a consultant for Minera Andes from December 2004 to March 2005.

(9)	During the 2005 fiscal year, the following benefits were provided to Mr. Schara:

Medical Insurance	$8,883

(10)	Includes stock options granted on December 28, 2005 entitling the holder to acquire 200,000 common shares at an exercise price of Cdn$0.60.

(11)	During the 2006 fiscal year, the following benefits were provided to Mr. Schara:

401 K Match	$3,024
Medical Insurance	$13,264

(12)	Includes stock options granted on December 27, 2006 entitling the holder to acquire 450,000 common shares at an exercise price of Cdn$1.51.

(13)	Mr. Schara resigned as CFO of Minera Andes in November 2007.

(14)	During the 2007 fiscal year, the following benefits were provided to Mr. Schara:

401 K Match	$3,696
Medical Insurance	$14,322

(15)	Mr. John became CFO of Minera Andes in November 2007 and previously worked as an employee for Minera Andes from September 2007 to October 2007.

(16)	During the 2007 fiscal year, the following benefits were provided to Mr. John:

Medical Insurance	$1,724

(17)	Includes stock options granted on September 4, 2007 entitling the holder to acquire 250,000 common shares at an exercise price of Cdn$1.73.

2.	Stock Options

The Named Executive Officers of the Corporation were granted the following stock options during the fiscal period ended December 31, 2007.

OPTION GRANTS IN LAST FISCAL YEAR

INDIVIDUAL GRANTS

Name	Number of Securities Underlying Options Granted (#)		% of Total Options Granted to Employees in Fiscal Year	Market Price at Date of Grant (Cdn$)	Exercise or Base Price (Cdn$/Sh)	Expiration Date
Allen Ambrose President	Nil		Nil	Nil	Nil	N/A
William Schara, Chief Financial Officer (from April 2005 to November 2007)	Nil		Nil	Nil	Nil	N/A
Henry John, Chief Financial Officer (from November 2007 to present)	250,000	(2)	100%	$1.80	$1.73	September 4, 2012

Notes:

(1)	All options are granted with an exercise price equal to the market price of the common shares on the last trading day immediately before the date of the grant.

(2)	Options will vest every six months from the September 4, 2007 grant date to September 4, 2009.

The following table sets forth details of the fiscal year-end value of unexercised options on an aggregated basis held by the Named Executive Officers for the fiscal year ended December 31, 2007:

AGGREGATED OPTION EXERCISES AND VALUES FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2007

NAME	SECURITIES ACQUIRED ON EXERCISE (#)	AGGREGATE VALUE REALIZED ($)	UNEXERCISED OPTIONS AT MOST RECENT YEAR END (#) EXERCISABLE / UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT MOST RECENT YEAR END(1)(2) ($) EXERCISABLE / UNEXERCISABLE
Allen V. Ambrose, President	160,000	260,582	2,865,000/Nil	$1,580,289/0
William Schara, Chief Financial Officer (from April 2005 to November 2007)	230,000	264,951	470,000/Nil	$46,754/0
Henry John, Chief Financial Officer (from November 2007 to present)	0	0	Nil/250,000	0/0

Notes:

(1)	Value of unexercised in-the-money options calculated using the closing price of common shares on the Toronto Stock Exchange (“TSX”) on December 31, 2007, less the exercise price of in-the-money stock options.

(2)	The last day the common shares traded in 2007, the closing price of the common shares on the TSX was Cdn $1.57. There were 2,865,000 stock options for Allen Ambrose, 470,000 for William Schara that were in the money as of December 31, 2007. The exercise price of these options was less than the closing price on December 31, 2007.

(3)	The currency exchange rate applied in calculating the aggregate value realized and the value of unexercised in-the-money options was the Bank of Canada noon rate of exchange on December 31, 2007 for conversion of United States dollars into Canadian dollars was U.S.$1.00 = Cdn$0.9881 or Cdn$1.00 = U.S.$1.0120.

3.	Long-term Incentive Plans

The Corporation has not had and does not currently have any long term incentive plans, other than stock options to be granted from time to time by the Board of Directors under the provisions of the Corporation’s stock option plan. See “Stock Option Plan”.

4.	Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to the Named Executive Officers of the Corporation during the fiscal periods ended December 31, 2005, December 31, 2006 or December 31, 2007. Furthermore, no stock appreciation rights were exercised.

5.	Stock Option and SAR Repricing

The Corporation did not make any downward repricing of stock options or stock appreciation rights during the fiscal period ended December 31, 2007.

6.	Pension and Retirement Plans and Payments made upon Termination of Employment

On January 1, 2004, the Corporation adopted a defined contribution benefit plan (the “Retirement Plan”) authorized under Section 401(k) of the Internal Revenue Code for all employees who are 21 years of age, have completed one year of service, and have worked a minimum of 1,000 hours annually. All employees as of January 1, 2004 were eligible to participate in the Retirement Plan. Eligible employees may contribute up to 100% of their current year compensation up to the maximum amounts as allowed by the Internal Revenue Code. For 2007, the maximum allowed annual elective deferral was $15,500 for under age 50 participants. For those who turned 50 by December 31, 2007, an additional catch-up contribution amount of $5,000 was allowed. The Corporation will contribute 100% of the first 4% of the employee’s contribution. The maximum allowed contribution by the employer to each employee was limited to 4% of $225,000 in 2007 The Corporation may also make an annual discretionary contribution as determined by the Board of Directors.

7.	Employment and Management Contracts

a)	On March 10, 2003, the Corporation entered into an executive employment contract, effective January 1, 2003, which has been subsequently amended, with Allen Ambrose for the provision of consulting services, mineral exploration company management and to serve as President and director of the Corporation. The contract provides that Mr. Ambrose will receive annual compensation of $240,000 per year plus associated benefits. The compensation shall be payable in equal installments. The agreement will continue in effect until December 31, 2003 and shall be automatically renewed annually unless terminated. In the event of termination without cause which includes on a change of control, or upon the resignation by Mr. Ambrose upon a change of control, Mr. Ambrose will be paid an amount equal to the total compensation received by Mr. Ambrose from the Corporation in the six calendar months immediately prior to the date of termination and an additional one-sixth of this amount for every year including partial years that the executive served with the Corporation. In addition, the Corporation, within 90 days of the date of termination, will be entitled to cancel any options held by Mr. Ambrose which remain unexercised on the date of expiration of the options by paying to Mr. Ambrose an amount equal to the difference between the exercise price of the options and the average closing price of the common shares on the relevant stock exchange or trading platform during the previous 30 days. Alternatively, the term of the options may be extended under mutually acceptable terms and conditions. Effective January 1, 2008, Mr. Ambrose’s annual compensation was increased to $240,000 (had previously been $109,236) per year plus associated benefits.

b)	On March 10, 2003, the Corporation entered into an executive employment contract, effective January 1, 2003, which has been subsequently amended, with Brian Gavin for the provision of executive services in geology, mineral exploration and to serve as Vice President Exploration of the Corporation. The contract provides that Mr. Gavin will receive annual compensation of $150,000 per year plus associated benefits. The compensation shall be payable in equal installments. The agreement will continue in effect until December 31, 2003 and shall be automatically renewed annually unless terminated. In the event of termination without cause which includes on a change of control, or upon the resignation by Mr. Gavin upon a change of control, Mr. Gavin will be paid an amount equal to the total compensation received by Mr. Gavin from the Corporation in the six calendar months immediately prior to the date of termination and an additional one-sixth of this amount for every year including partial years that the executive served with the Corporation. In addition, the Corporation, within 90 days of the date of termination, will be entitled to cancel any options held by Mr. Gavin which remain unexercised on the date of expiration of the options by paying to Mr. Gavin of an amount equal to the difference between the exercise price of the options and the average closing price of the common shares on the relevant stock exchange or trading platform during the previous 30 days. Alternatively, the term of the options may be extended under mutually acceptable terms and conditions. Effective October 1, 2006 Mr. Gavin began working on a half-time basis for the Corporation and his compensation has been reduced accordingly. Effective January 1, 2008, Mr. Gavin’s annual compensation was increased to $150,000 (had previously been $109,236); however Mr. Gavin continues to work on a half-time basis and his annual compensation has been reduced accordingly to $75,000.

c)	The Corporation is presently finalizing an executive employment contract, effective September 1, 2007, with Henry John for the provision of executive serves as Chief Financial Officer of the Corporation. The contract provides that Mr. John will receive annual compensation of $125,000 per year plus associated benefits. The compensation shall be payable in equal installments. The agreement will be automatically renewed annually unless terminated. In the event of termination without cause which includes on a change of control, or upon the resignation by Mr. John upon a change of control, Mr. John will be paid an amount equal to one year’s total compensation ($125,000). On September 4, 2007, Mr. John was also granted 250,000 options at a price of Cdn $1.73 per option. 25% of the options vest every six months commencing March 4, 2008. On a change of control, or upon the resignation by Mr. John upon a change of control, the all outstanding options that have not vested, vest immediately. Professional fees and expenses to maintain CA and CPA requirements are also paid by the Corporation.

C.	Stock Option Plan

The Board of Directors of the Corporation has adopted a stock option plan (the “Plan”) which was approved with amendments by the shareholders of the Corporation at the Annual and Special Meeting of Shareholders held on June 26, 1996. Subsequently at the Corporation’s Annual and Special Meeting of Shareholders held on June 26, 1998, the shareholders of the Corporation approved a further amendment increasing the total number of common shares reserved for issuance under the Plan from 2,000,000 to 3,000,000 common shares. Further at the Corporation’s Annual General and Special Meeting of Shareholders held on June 23, 2000, the shareholders of the Corporation approved a further amendment increasing the total number of common shares reserved for issuance under the Plan from 3,000,000 to 6,000,000 common shares. Further at the Corporation’s annual general and special meeting of shareholders held on September 3, 2003, the shareholders approved a further amendment increasing the percentage of common shares reserved from 10% to 20% of the Corporation’s issued and outstanding shares. Further at the Corporation’s Annual General and Special Meeting of Shareholders held on June 23, 2005, the shareholders of the Corporation approved a further amendment increasing the total number of common shares reserved for issuance under the Plan from 6,000,000 to 9,000,000 common shares. Finally at the Corporation’s Annual General and Special Meeting of the Shareholders held on June 28, 2006 the shareholders of the Corporation approved the following amendments to the Plan: a) to decrease the percentage of common shares reserved from 20% to 10% of the Corporation’s issued and outstanding shares; b) to provide for an additional 6,169,643 shares to be granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the plan from 9,000,000 to 15,169,643 shares; and c) to amend the Plan to reflect the changes made to the Plan for U.S. tax provisions on the treatment of employee options. As a result of the various amendments listed above the aggregate number of common shares to be delivered upon the exercise of all options granted under the Plan shall not exceed 10% of the Corporation’s issued and outstanding common shares from time to time, up to a maximum of 15,169,643 common shares (which is 8% of the issued and outstanding common shares on June 2, 2008).

On May 22, 2007 the Board of Directors approved certain amendments to the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation was now listed on the Toronto Stock Exchange and to make some house cleaning changes. A full description of these amendments was set forth in the Corporation’s Management Information Circular dated May 10, 2007 (a copy which has been filed on SEDAR at www.sedar.com and upon request the Corporation will promptly provide a copy of such document free of charge. See “Additional Information” for the Corporation’s contact information.) As of May 22, 2007, out of the total 15,169,643 shares provided for issuance under the Plan only 1,448,643 shares remained available for grant. The Board of Directors believed additional shares would be needed under the Plan to provide appropriate incentives to key employees and others. As of May 22, 2007 the issued and outstanding common shares of the Corporation was 166,300,767 and 10% of this would equal 16,630,076. Accordingly on May 22, 2007 the Board of Directors also approved the following amendment to the Plan, subject to regulatory and shareholder approval, to provide for an additional 1,460,433 shares to be issued pursuant to the exercise of options granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the Plan from 15,169,643 to 16,630,076 shares.

The amendments made to Plan on May 22, 2007 by the Board of Directors were not approved by the shareholders at the annual general and special meeting held on June 28, 2007.

On June 2, 2008 the Board of Directors once again approved certain amendments to the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation is now listed on the Toronto Stock Exchange and to make some house cleaning changes. Some changes were made to the amendments proposed last year to reflect comments received from a significant shareholder. In addition, the Board of Directors have made some other changes from those proposed last year, which have been identified below. A copy of the amended Plan is attached hereto as Schedule “A”. In summary the Board of Directors approved the following amendments which:

1)	clarified that the Board of Directors of the Corporation or a committee established by the Board of Directors can administer the Plan;

2)	clarified that if options were cancelled, the unpurchased shares would once again be available for the purpose of the Plan (change from last year’s proposed amendments);

3)	restricted the number of common shares which may be reserved for issuance to insiders under the Plan, together with any other security based compensation arrangements of the Corporation to not more than 10% of the common shares issued and outstanding at the time of the grant;

4)	restricted the number of common shares which may be issued to insiders under the Plan, together with any other security based compensation arrangements of the Corporation, within any one year period to not more than 10% of the issued and outstanding common shares;

5)	replaced the current provision on vesting which allowed the board of directors or the committee of directors, as applicable to determine vesting with a vesting provision that requires all options granted to vest over a three year period;

6)	clarified that directors, officers, management, consultants and employees of the Corporation or any of its subsidiaries or affiliates are eligible to receive options under the Plan;

7)	revised the determination of the exercise price of any options granted under the Plan to be the closing price of the Corporation’s shares on the stock exchange (removed reference to “or exchanges” from last year’s proposed amendment) on which the shares of the Corporation are listed on the last trading day immediately preceding the day on which the options are granted. In addition, the provision allowing the exercise price of the options to be less any discounts permitted by the policies of any stock exchange or exchanges was removed. Finally, a provision to determine the exercise price for options for situations where the Corporation’s shares have not traded on any exchange or over-the-counter market for extended period of time was added;

8)	incorporates a mechanism for extending the term of an option to take into account a blackout period which is in effect at or near the expiry date of the option;

9)	removing the requirement that options granted to consultants in connection with specific services shall be exercised only after the completion of services and no later than 30 days following the date of completion of services. This was a TSX Venture Exchange requirement to deal with options granted to consultants providing investor relations, which is no longer required;

10)	add in a provision allowing optionees to pay for exercises of options by way of wire transfer (new change from last year’s proposed amendments)

11)	cleaned up some inconsistencies in the Plan regarding when options expire if an optionee ceases to be a director, officer, consultant or an employee of the Corporation or any of its subsidiaries or affiliates by: i) amending the date for which an optionee who ceases to be a director, officer, consultant or an employee of the Corporation or any of its subsidiaries or affiliates for any reason other than death, from 90 days to three months in Section 11 which allowed section 17(d)(i) to be deleted as it was repetitive; ii) deleting section 17(d)(ii), as the Plan does not provide for disability and this section could therefore be confusing; and iii) deleting section 17 (d) (iii) as it repeats section 12 of the Plan and is therefore repetitive;

12)	in the adjustment provisions have defined a liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than forty percent (40%) (reduced from eighty (80%) percent) of the then outstanding shares of the Corporation to be a triggering event which requires notice to be provided the holders of options, provides for the acceleration of vesting of options and now sets out what happens to the options if the triggering event does not occur (this a new change from last year’s proposed amendments);

13)	clarified the number of options that can be granted under the Plan as Incentive Stock Options (“ISOs”) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

14)	set outs the specific conditions under which the Plan may be amended (including specifying which amendments will require shareholder approval)(this has been revamped from last year’s proposed amendments);

15)	provided that the Plan is to governed, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein; and

16)	cleaned up some housekeeping items.

As of June 2, 2008, out of the total 15,169,643 shares provided for issuance under the Plan only 198,643 shares remain available for grant. The Board of Directors believes additional shares will be needed under the Plan to provide appropriate incentives to key employees and others. As of June 2, 2008 the issued and outstanding common shares of the Corporation is 189,402,435 and 10% of this would equal 18,940,243.

Accordingly on June 2, 2008 the Board of Directors also approved the following amendment to the Plan, subject to regulatory and shareholder approval, to provide for an additional 3,770,600 shares to be issued pursuant to the exercise of options granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the plan from 15,169,643 to 18,940,243 shares.

The Corporation has made an application to the Toronto Stock Exchange to approve the amendments to the Plan. Certain provisions of the Plan as amended on June 2, 2008 are described below. A copy of the Plan with the amendments marked is attached hereto as Schedule “A”. Certain provisions of the Plan as amended on June 2, 2008 are described below.

(a)	Description of the Plan

(i)	General

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) or to the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”). Certain stock options granted under the Plan may be treated as incentive stock options as defined in Section 422 of the Code (“Incentive Stock Options”). Other stock options, including all options granted under the Plan to individuals who are not employees of the Corporation or any of its subsidiaries or affiliates are not Incentive Stock Options and are referred to in this Management Information Circular as “Nonstatutory Stock Options”.

The purpose of the Plan is to advance the interests of the Corporation or any of its subsidiaries or its affiliates by encouraging the directors, officers, employees and consultants of the Corporation and its subsidiaries and affiliates to acquire common shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries and affiliates in the conduct of their affairs.

(ii)	Common Shares Reserved for Issuance Under the Plan

The common shares to be offered under the Plan consist of common shares of the Corporation’s authorized but unissued common shares. The aggregate number of common shares to be delivered upon the exercise of all options granted under the Plan shall not exceed 10% of the Corporation’s issued and outstanding common shares from time to time, up to a maximum of 18,940,243 common shares. The number and kind of common shares available for grants under the Plan is subject to adjustment by the Board of Directors or a committee established by the board of directors for that purpose (collectively the “Board of Directors”) if the outstanding common shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of securities of the Corporation through reorganization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation.

If any option granted under the Plan is cancelled, expires or terminates for any reason without having been exercised in full, the unpurchased common shares subject thereto will again become available for the purpose of the Plan. No fractional common shares are issued under the Plan on any such adjustment.

As of June 2, 2008 an aggregate of 18,336,000 options have been granted to the directors, officers, employees and consultants of the Corporation or its subsidiaries or its affiliates pursuant to the Corporation’s Plan of which 3,956,000 options have been exercised and 3,365,000 have been cancelled or expired. As of June 2, 2008 there are currently 11,015,000 options outstanding which is 5.82% of the issued and outstanding. As of June 2, 2008 (prior to the amendment) there are, 198,643 options available for grant under the Plan.

(iii)	Administration

The Plan is interpreted and administered by the Board of Directors. A majority of the Board of Directors constitutes a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board of Directors has authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board of Directors are binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted under the Plan is to be evidenced by an agreement, signed on behalf of the Corporation and by the optionee, in a form approved by the Board of Directors.

(iv)	Participation and Types of Grants

Directors, officers, management, consultants and employees of the Corporation or any of its subsidiaries or affiliates are eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”). The Board of Directors determines to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted, and the number of common shares to be subject to each option. An individual who has been granted an option may, if the Participant is otherwise eligible, and if permitted under the policies of the stock exchange or stock exchanges on which the common shares of the Corporation are listed, be granted an additional option or options if the directors so determine. The maximum number of shares which may be reserved for issuance to insiders (the term “insider” shall have the meaning ascribed thereto in the Securities Act (Alberta) and the Toronto Stock Exchange policies from time to time) under the Plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of shares which may be issued to insiders under the Plan, together with any other security based compensation arrangements of the Corporation, within any one year period shall not exceed 10% of the issued and outstanding shares. All options granted pursuant to this Plan shall be subject to the rules and policies of any stock exchange or exchanges on which the shares of the Corporation are then listed and any other regulatory body having jurisdiction.

(v)	Exercise Price

The Board of Directors determines the exercise price of the common shares covered by each option granted under the Plan. The exercise price of options granted under the Plan may not be less than the closing price of the Corporation’s common shares on the stock exchange on which the common shares of the Corporation are listed on the last trading day immediately preceding the day on which the options are granted, subject to applicable laws and regulations. If the shares of the Corporation have not traded on any exchange or over-the-counter market for an extended period of time, the exercise price of the options will be the fair market value of the shares as determined by the Board of Directors.

(vi)	Duration and Exercise of Options

The option period is a period of time fixed by the Board of Directors, not to exceed the maximum period permitted by any stock exchange on which the Corporation’s common shares are then listed or other regulatory body having jurisdiction, provided that the option period may be reduced with respect to any option as provided in “Termination of Employment or Service, Death and Assignment” below.

Except as set forth in “Termination of Employment or Service, Death and Assignment” below, no option may be exercised unless the Participant is at the time of such exercise a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

Notwithstanding the foregoing, the expiry date of the option (“Fixed Term”) will be adjusted, without being subject to discretion of the Board of Directors, to take into account any self-imposed blackout period by the Corporation imposed on the Participant as follows: a) if the Fixed Term of the option falls within a blackout period imposed on the Participant by the Corporation, then the Fixed Term of the option is the close of the 10th business day after the end of the such blackout period (the “Blackout Expiration Term’); or b) if the Fixed Term falls within two business days after the end of a blackout period imposed on the Participant by the Corporation, then the Fixed Term will be that date which is the Blackout Expiration Term reduced by the number of business days between the Fixed Term and the end of such blackout period (ie options whose Fixed Term expires two business days after the end of the blackout period will only have an additional eight business days to exercise).

Any options granted under the Plan shall vest to the Participant, and maybe exercisable by the Participant over a period of three years with 33 1\3% exercisable on each of the first, second and third anniversaries of the grant date. The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque, funds wired to the Corporation’s bank account or a bank draft for the full purchase price of such common shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares subject to an option under this Plan, unless and until the certificates for such common shares are issued to such persons under the terms of the Plan.

No person entitled to exercise an option has any of the rights or privileges of a shareholder of the Corporation in respect of any common shares issuable upon exercise of such option until certificates representing such common shares are issued and delivered.

(vii)	Termination of Employment or Service, Death and Assignment

If a Participant ceases to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates for any reason (other than death), the Participant may exercise any option then held within the three months following the Participant’s ceasing to be a director, officer, employee or consultant, but only if and to the extent that the Participant was entitled to exercise the option at the date of such cessation.

In the event of the death of a Participant, any option then held by the Participant will be exercisable within the twelve (12) months following the Participant’s death, but only: (a) by the person or persons to whom the Participant’s rights under the option pass by the Participant’s will or the laws of descent and distribution; and (b) if and to the extent that the Participant was entitled to exercise the option at the date of the Participant’s death.

Other than as set out in this section, options are not assignable or transferable.

(viii)	Triggering Event

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than forty percent (40%) of the then outstanding shares of the Corporation (the “Triggering Event”), the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised options shall terminate pursuant to a Triggering Event, then the Corporation shall give notice to the Participant to such effect (the “Expiry Notice”) not less than thirty days prior to the consummation of the Triggering Event which shall specify the Triggering Event and the closing date of the Triggering Event (the “Expiry Date”). Upon receipt of an Expiry Notice an Participant shall immediately thereafter be entitled to exercise all options outstanding and previously unexercised, regardless of whether such Participant would otherwise be entitled to exercise such options to such extent at that time and such exercise shall be conditional upon the closing of the Triggering Event. To the extent that options have not been so conditionally exercised and all monies due to the Corporation as a result of such exercise have not been received by the Corporation prior to the Expiry Date, then such options shall thereafter expire and be void PROVIDED THAT if the Triggering Event does not close on the Expiry Date specified in the Expiry Notice, or any amendment thereto, then the options shall not terminate pursuant to this subparagraph, the options shall be deemed not to have been exercised and all monies conditionally received by the Corporation shall forthwith be returned to the Participant, without interest, and the provisions of this subparagraph shall continue to apply from time to time during the option period.

(ix)	Amendment and Termination of the Plan

The Board of Directors may at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions or options granted pursuant to the Plan, subject to any required approval of any regulatory authority or stock exchange. Any amendment to the Plan at any time may not materially and adversely affect any option previously granted to a Participant without the consent of the Participant, except to the extent required by law. Any such amendment shall be subject to the receipt of requisite regulatory approval including, without limitation, the approval of any stock exchange upon which the shares of the Corporation may trade from time to time, provided, however, that no such amendment may: (i) increase the maximum number of shares that may be optioned under the Plan; (ii) increase the maximum number of shares which maybe reserved for issuance to insiders pursuant to the exercise of options granted under the Plan together with any other security based compensation arrangements of the Corporation as set forth in Section 4 hereof; or (iii) change the manner of determining the minimum exercise price, unless shareholder and regulatory approval is obtained. Any amendments to the terms of an option under the Plan shall also require regulatory approval, including without limitation, the approval of any stock exchange upon which the shares of the Corporation may trade from time to time. In addition, any amendment to the term of an option under the Plan which would extend the expiry date of an option held by an insider or amend the exercise price of an option held by an insider will require shareholder approval. For greater certainty, the Board of Directors may make the following amendments without seeking the approval of the shareholders of the Corporation:

a)	amendments to the Plan to rectify typographical errors and\or to include clarifying provisions for greater certainty;

b)	amendments to the expiry date of an option, unless the amendment extends expiry date of an Option held by an insider;

c)	amendments to the termination provisions of an option or the Plan;

d)	amendments necessary to comply with applicable law or the requirements of any stock exchange on which the common shares of the Corporation are listed;

e)	amendments to the exercise price (which exercise price must comply with the provisions of Section 8 hereof) unless such amendment would benefit insiders of the Corporation; and

f)	the inclusion of cashless exercise provisions in the Plan or in any option granted hereunder, which provide for a full deduction of the number of underlying securities from the Plan reserve.

(b)	Summary of United States Federal Income Tax Consequences

(i)	Non-statutory Stock Options

General. Under United States federal income tax law now in effect, no income is realized by the grantee of a Non-statutory Stock Option until the option is exercised. When a Non-statutory Stock Option is exercised, the optionee realizes ordinary compensation income, and the Corporation generally becomes entitled to a deduction, in the amount by which the market value of the common shares subject to the Non-statutory Stock Option at the time of exercise exceeds the exercise price. With respect to options exercised by certain executive officers, the Corporation’s deduction can in certain circumstances be limited by the $1,000,000 cap on deductibility set forth in Section 162(m) of the Code. The Corporation is required to withhold on all amounts treated as ordinary income to optionees. Upon the sale of common shares acquired by exercise of a Non-statutory Stock Option, the amount by which the sale proceeds exceed the market value of the common shares on the date of exercise will constitute capital gain which will be taxable at varying rates depending on the holding period. If the Non-statutory Stock Option is issued at less than fair market value, the grantee will be subject to additional tax and interest under section 409A of the Internal Revenue Code when the stock option is exercised.

(ii)	Incentive Stock Options

General. Under federal income tax law now in effect, no income will be recognized by an optionee upon either grant or exercise of an Incentive Stock Option. The amount by which the market value of common shares issued upon exercise of an Incentive Stock Option exceeds the exercise price, however, is included in the optionee’s alternative minimum taxable income and may, under certain conditions, be taxed under the alternative minimum tax. If the optionee holds common shares acquired upon exercise of an Incentive Stock Option for two years after the date of grant and one year after the date of exercise (the “holding periods”), and if the optionee has been an employee of the Corporation (or of any parent or subsidiary of the Corporation) at all times from the date of grant to the date three months before exercise, then any gain realized by the optionee upon sale or exchange of the common shares will be treated as long-term capital gain and any loss will be long-term capital loss.

Generally, if an optionee disposes of common shares acquired upon exercise of an Incentive Stock Option within the holding periods and all requirements other than the holding period rules are met (an “early disposition”), the optionee will recognize ordinary compensation income for the year of disposition equal to the excess of the market value of the common shares on the date of exercise over the option’s exercise price. The remainder of the gain realized upon the early disposition, if any, will be capital gain and will be taxed at varying rates depending on the holding period. A special rule limits the amount of ordinary compensation income that must be recognized to the amount of gain realized by the optionee upon the early disposition. As a result, the optionee will not be required to recognize the entire spread between the exercise price and the market value on the date of exercise as ordinary compensation income if the early disposition results in either a loss or a gain smaller than the spread at exercise. If common shares acquired upon exercise of an Incentive Stock Option are disposed of in an early disposition, the Corporation ordinarily will be entitled to a deduction in the year of disposition equal to the amount of ordinary compensation income recognized by the optionee.

THE FOREGOING SUMMARY IS NOT A COMPLETE DESCRIPTION OF THE FEDERAL INCOME TAX ASPECTS OF THE PLAN. MOREOVER, THE FOREGOING SUMMARY RELATES ONLY TO FEDERAL INCOME TAX; THERE MAY ALSO BE FEDERAL ESTATE AND GIFT TAX CONSEQUENCES ASSOCIATED WITH THE PLAN, AS WELL AS FOREIGN, STATE AND LOCAL TAX CONSEQUENCES.

D.	Composition of the Compensation Committee

During the Corporation’s last financial year the compensation of the Corporation’s senior management was reviewed by the Compensation Committee of the Board of Directors. Messrs. Jack Crabb, Darryl Drummond and Allan Marter are members of the Compensation Committee and are considered independent directors. Mr. Marter was the Chief Financial Officer for the Corporation from June 19, 1997 to March 29, 2000. With this exception, none of the members of our Compensation Committee are officers or employees or were former officers or employees of the Corporation or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of any indebtedness owed to the Corporation or any interest in any material transactions involving the Corporation. In addition, none of our executive officers have served on the compensation committee (or in the absence of such committee, the entire board of directors) of another issuer whose executive officer is a member of our Compensation Committee or Board of Directors.

E.	Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board has the responsibility for approving the compensation arrangements for senior officers as well as other terms and conditions of employment agreements for any new executive officer. Compensation of executive officers is generally set by comparison to those of other similar public companies, taking into account the merits of the individual. Salaries are normally reviewed and bonuses considered on a yearly basis based on individual performance, comparison of salary ranges in similar companies and the Corporation’s performance and financial situation.

Although the Compensation Committee had discussions during the year ended December 31, 2007, there were no decisions taken to change compensation for the year, considering the Corporation’s financial situation. The Compensation Committee met in early 2008 and implemented new compensation packages for the year commencing January 1, 2008, and recommended a bonus for the Chairman and President, Mr. Allen Ambrose, for the 2007 year. The Compensation Committee reviewed material prepared by the Corporation and the Coopers Consulting 2006 Mining Salary Survey Corporate Report in arriving at its decisions in early 2008.

The Compensation Committee considers stock options to be a key element in providing appropriate incentive for directing individual and group efforts towards the Corporation’s success. In determining the amount of stock options to be granted, the Board considers, amongst other things, the executive’s position, salary, existing option entitlements, and previous and anticipated accomplishments.

The Compensation Committee has reviewed the compensation disclosure in this Circular and recommended to the Board that it be included.

Submitted on behalf of the Compensation Committee:

THE COMPENSATION COMMITTEE

Allan J. Marter

John (Jack) Crabb

A.D. (Darryl) Drummond

F.	Performance Graph

The following graph shows the cumulative total shareholder return on the Common Shares for the fiscal years ended December 31, 2003 through 2007, together with the total shareholder return of the TSX Composite Index and the TSE Gold and Silver Index. The graph assumes an initial investment of Cdn$100 at December 31, 2003 and is based on the trading prices of the Common Shares on the TSXV for the dates indicated. Because the Company did not pay dividends on its Common Shares during the measurement period, the calculation of the cumulative total shareholder return on the Common Shares does not include dividends.

	12/31/03	12/31/04	12/29/05	12/31/06	12/31/07
Minera Andes Inc.
Price Per Share	$0.53	$0.70	$0.65	$1.52	$1.57
Value of $100 Investment	$100	$132	$123	$287	$296
Annualized Return Since base year		32%	23%	187%	196%
Return over previous year		32%	(7%)	134%	3%
TSX Composite Index
Index Value	8221	9247	11272	12908	13833
Value of $100 Investment	$100	$112	$137	$157	$168
Annualized Return Since base year		12%	37%	57%	68%
Return over previous year		12%	22%	15%	7%

*	Note that on February 7, 2007 Minera Andes Inc. graduated from the TSXV to the TSX.

**	All dollar amounts in this chart are in Canadian dollars.

G.	Corporate Governance

The Corporation’s Board of Directors considers good corporate governance to be central to the effective and efficient operation of the Corporation. The Corporation is required to disclose its corporate governance practices on an annual basis pursuant to National Instrument 58-101F1. In preparing this disclosure the Corporation has consulted the corporate governance guidelines set forth in National Policy 58-201 (“Guidelines”). In addition, the Corporation has also been reviewing its governance practices in response to the extensive regulatory changes in progress arising from the US Sarbanes-Oxley Act of 2002. The Board of Directors intends to continue to assess its corporate governance methods as part of the Board’s ongoing commitment to ensure effective corporate governance.

The Board has reviewed the composition and operation of the Corporation’s Board of Directors in light of the Guidelines. In the opinion of the Board, circumstances where the Guidelines have not been adhered to are largely due to the fact that the Corporation is a junior mineral exploration company and has not yet fully developed the controls and procedures found in more established companies. The Corporation is committed to the objectives of the Guidelines and will continue to work toward complying with the objectives set forth therein.

Board of Directors

The Board is currently comprised of six directors. This appears to be an efficient size for the business and permits an appropriate mix of skills and experience. The Board has considered the relationship to the Corporation of each of the current directors pursuant to National Instrument 52-110 section 1.4 and has determined that four of its directors are independent. Mr. Ambrose as President and Chairman is not independent. Ms. Kuhn was until April 12, 2005 the Chief Financial Officer of the Corporation and thus would not be considered independent. Finally, Messrs. Crabb, Craig, Marter and Drummond are independent of management.

The other directorships held by the directors of the Corporation are disclosed under “Particulars Of Matters To Be Acted Upon- Election of Directors”.

The independent members of the Board of Directors do not hold regularly scheduled meetings at which the non-independent directors and members of management are not in attendance. Although the independent directors do not hold meetings without the non-independent directors and members of management, the Board facilitates open and candid discussion among its independent directors by holding when required in-camera sessions for independent members during board meetings.

The Board does not have a chairman independent of management. Mr. Ambrose, is the President of the Corporation, and Chairman and as Chairman he presides over all meetings of directors and shareholders of the Corporation. The Corporation believes that this structure presently reflects the entrepreneurial leadership of the Corporation. The Board is satisfied that autonomy of the Board and its ability to function independently of management are protected by means such as the composition of the audit, compensation, and nominating committees by independent directors.

The Board of Directors of the Corporation met nine times during 2007. Except for Messrs. Drummond and Craig who did not attend two meetings, and Mr. Crabb who did not attend one meeting, all other directors attended all the meetings held. The audit committee met four times during 2007. Messrs. Crabb and Marter attended all meetings and Mr. Craig attended three meetings. The corporate governance committee, compensation committee, and nominating committee were formed on December 20, 2006. The corporate governance and nominating committees did not meet in 2007. The compensation committee held informal discussions on two occasions during 2007, but did not meet until early 2008.

The Corporation does not have a formal policy with respect to the attendance of Board members at shareholder meetings. However, attendance of Board members is encouraged where possible. At the Corporation’s last annual general and special meeting held in 2007, one director attended the shareholders meeting.

Board Mandate

The Board has not adopted a formal written mandate. The Board of Directors is responsible for the stewardship of the Corporation. It has the responsibility to oversee the conduct of the business, supervise management and endeavour to ensure that all major issues affecting the business and affairs of the Corporation are given proper and due consideration. The President, along with his management team, is responsible for formulating the mission, strategies and policies of the Corporation and presenting them to the Board for approval. The Board considers the information provided by the President and management and if appropriate, approves the strategies of the Corporation and the policies in which it is managed. Once implemented, the Board monitors and evaluates management’s performance on an ongoing basis and provides support and guidance to the President in achieving the Corporation’s business objectives.

The strategies and policies presented by management and approved by the Board establish the corporate objectives that the President is responsible for meeting and define the limits of management’s responsibilities. Matters that may result in a variance to the approved strategies and policies require Board approval. In addition, it is the practice of the Board to approve any major capital expenditures, acquisitions, divestitures or other material transactions, whether or not specifically set out in the annual business plan.

The Corporation’s directors can consult with the Corporation’s outside counsel as they may consider appropriate. In addition, an individual director can engage an outside advisor at the Corporation’s expense in appropriate circumstances with the approval of the Board of Directors.

The Board has delegated certain responsibilities to the audit, corporate governance, compensation and nominating committees, all which have written charters which have been accepted by the Board.

Position Descriptions

Although the Board has not developed formal position descriptions for its members, for the Chairman and for the President, and the chair of each Board committee, the Board members, the chair of each committee, and the President and Chairman have a good understanding of their respective roles. See discussion under “Board Mandate” for how the Board delineates the President’s role.

Orientation and Continuing Education

In December 2006 the Board approved a nominating committee charter and appointed John (Jack) Crabb, A. D. (Darryl) Drummond and Allan J. Marter to the nominating committee. At this time the nominating committee has not established a formal orientation and education program for new members of the Board as the only recent member to the board was the appointment of Allan J. Marter in November of 2006. Mr. Marter had previously been a director of the Corporation and has significant experience in the Corporation’s industry. The current directors are experienced in boardroom procedure and corporate governance and generally have a good understanding of the business. As necessary, new members of the Board will be provided with information about the Corporation and its industry. In addition, the Board participates from time to time in informal education, sometimes initiated by management, to ensure that its members hear about developments of interest affecting the Corporation and its operations.

Ethical Business Conduct

The Board has not yet adopted a written code of ethical business conduct for its directors, officers, and employees. It is in the process of preparing same. Directors must disclose all interests and relationships of which the director is aware which may give rise to a conflict of interest. Directors are also required to disclose any actual potential personal interest in a matter on which the Board is making a decision and withdraw from the deliberations.

Nomination of Directors

In December 2006 the Board approved a nominating committee charter and appointed John (Jack) Crabb, A.D. (Darryl) Drummond and Allan J. Marter to the nominating committee; all of whom are independent directors. The nominating committee has been established by the Board to identify individuals qualified to become Board members and to assess and report on the effectiveness of the Board and the various Board committees.

Compensation

On December 20, 2006 the board of directors approved a compensation committee charter and appointed John (Jack) Crabb, A.D. (Darryl) Drummond and Allan J. Marter to the compensation committee. All the members of this committee are independent. The Compensation Committee of the Corporation will act on behalf of and subject to the direction of the Board of Directors of the Corporation in all matters pertaining to the compensation, benefits and performance of the executive officers and all personnel of the Corporation that report to the President and Chief Executive Officer and any other business entity controlled in fact by the Corporation (each an “affiliate”) (including the President and Chief Executive Officer, Chief Financial Officer, Vice-Presidents and any group of senior employees identified by the Compensation Committee from time to time), this group being referred to as the “Senior Management Group” and to review the compensation of the Board and the members of any committees. The objective of the Committee will be to assist in attracting, retaining and motivating executives and key personnel in view of the Corporation’s goals.

Other Board Committees

In addition to the other committees disclosed above and the Audit Committee which is described in the section “Audit Committee And Relationship With Auditors”, on December 20, 2006 the board of directors approved a corporate governance charter and appointed Bonnie L. Kuhn, Gary A. Craig and Allan J. Marter to the corporate governance committee. The corporate governance committee of the Corporation will act on behalf of and subject to the direction of the Board of Directors of the Corporation in all matters pertaining to the oversight of the general corporate governance initiatives of the Corporation and any other business entity controlled in fact by the Corporation. In addition, the Corporation appointed a Special Committee, independent from management, with Allan J. Marter (Chairman) and A. D. (Darryl) Drummond as members, to review the Los Azules joint venture, to monitor and liaise with management regarding the Corporation’s on-going joint venture relationship with Hochschild Mining PLC and to review the Corporation’s business and strategic plans and alternatives.

Assessments

The Board and the nominating committee have not yet implemented a formal process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. Rather, an informal consultative process is used with respect to both the appointment and assessment of directors. These informal mechanisms have been regarded as sufficiently effective.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity compensation plan information for the most recently completed financial year ended December 31, 2007:

Plan Category	No. of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		No. of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	10,215,000	Cdn$	1.13	1,198,643
Equity compensation plans not approved by security holders	—		—	—
Total	10,215,000	Cdn$	1.13	1,198,643

Note:

(1)	Assuming outstanding options are fully vested.

See “Compensation of Executive Officers and Directors-Stock Option Plan” for further details

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers or employees of the Corporation, persons who were directors, executive officers or employees of the Corporation at any time during the Corporation’s last completed financial year, proposed nominees for election as directors of the Corporation nor any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

For the purposes of this Management Information Circular, “informed person” means:

(a) a director or executive officer of the Corporation;

(b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation;

(c) any person or Corporation who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and

(d) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Management Information Circular or in the Corporation’s Annual Information Form dated March 26, 2008 under the heading “Interest of Management and Others in Material Transactions” (a copy which has been filed on SEDAR at www.sedar.com and upon request the Corporation will promptly provide a copy of such document free of charge. See “Additional Information” for the Corporation’s contact information.) , no informed person, no proposed director of the Corporation and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

Relationships

Certain directors and officers of the Corporation are and may continue to be involved in the mining and mineral exploration industry through their direct and indirect participation as director or otherwise in corporations, partnerships or joint ventures, which are potential competitors. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. As required by law, each of the directors of the Corporation is required to disclose any potential conflict of interest and to act honestly, in good faith and in the best interests of the Corporation.

Ms. Kuhn has provided legal services to the Corporation during 2007 and serves as a director and officer of the Corporation. See “Compensation of Executive Officers and Directors – Other Compensation” for further details.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Corporation, to disclose annually certain information concerning the constitution of its audit committee and its relationship with its independent auditors. This information has been disclosed in the Corporation’s Annual Information Form dated March 26, 2008 under the heading “Audit Committee and Relationship with Auditors”, a copy which has been filed on SEDAR at www.sedar.com and upon request the Corporation will promptly provide a copy of such document free of charge. See “Additional Information” for the Corporation’s contact information.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to the receipt of financial statements and the Auditors’ Report thereon, the election of directors and the appointment of auditors, approval of the amendments to the Corporation’s Stock Option Plan and the confirmation of the amendments to the Corporation’s By-Law Number 1.

a.	Report to Shareholders

The Board of Directors of the Corporation have approved all of the information in the Report to Shareholders that accompanies this present Management Information Circular, including the audited consolidated financial statements delivered therewith for the fiscal year ended December 31, 2007.

b.	Number of Directors

For this forthcoming year, it is proposed that the Board of Directors shall consist of six (6) members. At the Meeting, shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to six (6).

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

Unless otherwise indicated in the Proxy, it is management’s intention to vote the proxies in favour of the resolution fixing the number of directors to six (6).

c.	Election of Directors

At the Meeting, it will be proposed that six (6) directors be elected to hold office until the next Annual General Meeting of Shareholders or until their successors are elected or appointed. There are presently six (6) directors of the Corporation, each of whose terms of office will expire at the Meeting. It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his common shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next Annual General Meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Bylaws of the Corporation.

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, the period during which he has served as a director, and the number of voting common shares of the Corporation that he has advised are beneficially owned by him, or over which control or direction is exercised, directly or indirectly, as of the Effective Date:

NAME, AGE AND MUNICIPALITY OF RESIDENCE	POSITION HELD	PRINCIPAL OCCUPATION DURING PAST FIVE YEARS	NUMBER OF SHARES
Allen V. Ambrose, 51 Spokane, Washington	President, Chairman and Director	Director and President of the Corporation since November 6, 1995. Mr. Ambrose was appointed Chairman of the Board of Directors of the Corporation on December 20, 2006. Director of Cadre Resources Ltd. from April 1994 to March 2001. Director of and consults with Century Mining Corporation and Samba Gold Inc. (formerly named Kaieteur Resource Corporation) since July 2002. Provides management and geologic consulting services to Franconia Minerals Corporation since August 1998. Director of Mexivada Mining Corporation since November 2005 and a director of Rockgate Capital Corporation since October 2005. On August 10, 2006 he became a director of Gold Port Resources Ltd. On April 30th, 2007 he became a director of Stoneshield Capital Corp.	377,200

John (Jack) Johnson Crabb, 82 (1) (3) (4) Madeira Park, B.C.	Director	A director of the Corporation since November 6, 1995. Mr. Crabb is a retired geologist. Mr. Crabb is a life member of the Association of Professional Engineers and Geoscientists of British Columbia.	30,000

A.D. (Darryl) Drummond, 71 Ph.D., P. Eng. (3) (4) (5) Vancouver, British Columbia	Director	A director of the Corporation since June 26, 1996. Mr. Drummond is a consulting geological engineer; President of D.D.H. Geomanagement from 1981 to November 2004; Director of Samba Gold Inc. (formerly named Kaieteur Resource Corporation) from December 1998 to present; Director of Saxony Explorations Ltd. from February 2000 to September 2003; Director of Valerie Gold Resources Ltd. from November 6, 1998 to March 27, 2003; Director of Valgold Resources Ltd. from March 27, 2003 to present; Director of Wollasco Minerals Inc. from October 12, 2004 to December 16, 2004; and Director of Gold Port Resources Ltd. From December 16, 2004 to present; Director and chairman of Butler Developments Corp from June 16, 2006 to March 6, 2008.	150,000

Bonnie L. Kuhn, 42(2) Calgary, Alberta	Secretary and Director	A director and officer of the Corporation since June 19, 1997 and Chief Financial Officer from May 15, 2000 to April 13, 2005. From January 1, 1999 to June 1, 2001, a partner with Armstrong Perkins Hudson LLP, Barristers & Solicitors. From June 2001 to January 2005, a senior associate with Field LLP. From January 2005 on Ms Kuhn is a self-employed lawyer. Director and officer of Franconia Minerals Corporation (TSX) since August 1998.	2,500

Gary A. Craig, 59 (1) (2) Spokane, Washington	Director	A director of the Corporation since April 12, 2002. Mr. Craig is currently President of N.A. Degerstrom, Inc., which performs construction, mining and mining related services within the 12 western United States and Argentina since June 5, 2006. Prior thereto from July 1, 2000 he was Executive Vice President for N. A. Degerstrom, Inc. Previously Gary Craig was Project Manager for Dravo Corporation, a mining company.	60,000

Allan J. Marter, 60 (1) (2) (3) (4) (5) Littleton, Colorado	Director	A director of Minera Andes since November 9, 2006. He retired on October 13, 2006, after seven years as Chief Financial Officer of Golden Star Resources Ltd. He currently serves as Président of the board and director of EURO Ressources SA (TSX and Euronext: EUR) since June 23, 2005, and had previously served as an officer and director of a number of North American junior exploration and mining companies including Addwest Minerals International, Ltd.(a director until March 30, 2003), Golden Phoenix Minerals, Inc. (a director until June 25, 2004), Minera Andes Inc. (chief financial officer until May 15, 2000 and a director until September 23, 2003), and EURO Ressources SA (formerly Guyanor Ressources SA) (chief financial officer until June 23, 2005). He is currently a director of Franconia Minerals Corporation (TSX) since November 22, 2006 and served as a director of Aurelio Resource Corporation and interim Chief Financial Officer from November 28, 2006 to April 17, 2008.	25,000

Notes:

(1)	Member of Audit Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of Compensation Committee.

(4)	Member of the Nominating Committee.

(5)	Member of the Special Committee.

Corporate Cease Trade Orders Bankruptcies, Penalties, or Sanctions

Except as disclosed below, to the best of knowledge of the management of the Corporation, no proposed director of the Corporation, or any personal holding company of a proposed director, is at the date of this Management Information Circular, or within the 10 years before the date of this Management Information Circular has been, a director or chief executive officer, or chief financial officer of any corporation (including the Corporation) that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

An “order” means:

1. cease trade order;

2. an order similar to a cease trade order; or

3. an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

Ms. Kuhn has advised the Corporation that she was a director of Aludra Inc. (“Aludra”) on February 13, 2003, February 26, 2003 and March 3, 2003 when the British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission, respectively, issued cease trade orders requiring that trading cease in respect of the securities of Aludra due to Aludra’s failure to file and deliver to its shareholders the annual audited financial statements for Aludra for the year ended May 31, 2002 prepared in accordance with GAAP. The securities of Aludra remain cease traded. Ms. Kuhn resigned as a director of Aludra in October 2004.

Mr. Ambrose has advised the Corporation that he is a director of Century Mining Corporation (“Century”). On March 20, 2008 the British Columbia Securities Commission issued a cease trade order against the insiders of Century for not filing in the correct form; a technical report under NI 43-101; interim financial statements for the financial period ended September 30, 2007 pursuant to NI 51-102; and management discussion and analysis for the period ended September 30, 2007. This cease trade order is still in effect as of the date of this Management Information Circular.

To the best of the knowledge of the management of the Corporation, no proposed director of the Corporation or any personal holding company of the proposed director, is at the date of this Management Information Circular, or has been within 10 years before the date of this Management Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of the knowledge of the management of the Corporation, no proposed director of the Corporation or any personal holding company of the proposed director has, within the 10 years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best knowledge of the management of the Corporation no proposed director or personal holding corporation of a proposed director has entered into, at anytime, a settlement agreement with a securities regulatory authority.

To the best knowledge of the management of the Corporation no proposed director or personal holding corporation of a proposed director, has been subject to, at anytime, any penalties or sanctions imposed by

a)	a court relating to securities legislation or securities regulatory authority, or

b)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Conflict of Interest

There are potential conflicts of interest to which the directors, officers and promoters of the Corporation may be subject with respect to the operations of the Corporation. Certain of the directors may serve as directors and/or officers of other companies or have significant shareholdings in other companies. Situations may arise where the directors, officers and promoters of the Corporation will be engaged in direct competition with the Corporation. Any conflicts of interest will be subject to and governed by the law applicable to directors and officers’ conflicts of interest. See “Certain Relationships and Related Transactions”.

Unless otherwise indicated in the Proxy, it is management’s intention to vote the proxies in favour of the election of the above directors.

d.	Appointment of Auditor

Unless otherwise directed, it is management’s intention to vote the proxies in favour of an ordinary resolution to appoint the firm of BDO Dunwoody LLP as auditor of the Corporation to hold office until the close of the next annual general meeting of shareholders or until BDO Dunwoody LLP is removed from office or resigns as provided by law and by the Corporation’s by-laws and to authorize the directors of the Corporation to fix the remuneration of BDO Dunwoody LLP as auditors of the Corporation.

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

e.	Amendments to Stock Option Plan

As stated above in “Compensation of Executive Officers and Directors – Stock Option Plan” the Directors of the Corporation have adopted a stock option plan (the “Plan”) the purpose of which is to afford the persons who provide services to the Corporation, whether directors, officers, employees or consultants of the Corporation or it’s subsidiaries or affiliates, an opportunity to obtain a proprietary interest in the Corporation by permitting them to purchase Common Shares of the Corporation and to aid in attracting, as well as retaining and encouraging the continued involvement of such persons with the Corporation.

On June 2, 2008 the Board of Directors once again approved certain amendments to the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation is now listed on the Toronto Stock Exchange and to make some house cleaning changes. Some changes were made to the amendments proposed last year to reflect comments received from a significant shareholder. In addition, the Board of Directors have made some other changes from those proposed last year, which have been identified. See “Compensation of Executive Officers and Directors – Stock Option Plan” for further details.

As of June 2, 2008, out of the total 15,169,643 shares provided for issuance under the Plan only 198,643 shares remain available for grant. The Board of Directors believes additional shares will be needed under the Plan to provide appropriate incentives to key employees and others. As of June 2, 2008 the issued and outstanding common shares of the Corporation is 189,402,435 and 10% of this would equal 18,940,243.

Accordingly on June 2, 2008 the Board of Directors approved the following amendments to the Plan, subject to regulatory and shareholder approval: a) to provide for an additional 3,770,600 shares to be granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the plan from 15,169,643 to 18,940,243 shares; and b) to amend the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation is now listed on the Toronto Stock Exchange and to make some house cleaning changes. The Corporation has made an application to the Toronto Stock Exchange to approve the amendments to the Plan. The other provisions of the Plan remain substantially unchanged.

A copy of the Plan with the changes marked is attached hereto as Schedule “A”.

At the Meeting, the shareholders will be asked to consider and, if thought fit, approve by ordinary resolution, the following amendments to the Plan: 1) to provide for an additional 3,770,600 shares to be issued pursuant to the exercise of options granted under the terms of the Plan, thereby increasing the total number of shares that may be issued under the plan from 15,169,643 to 18,940,243 shares; and 2) the changes made to the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation is now listed on the Toronto Stock Exchange and to make some house cleaning changes. The board of directors is recommending that the shareholders vote in favour of the resolution set forth below.

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution. The Toronto Stock Exchange does not require that disinterested shareholder approval be obtained in respect of the amendments to the Plan.

The text of the resolution approving the amendments to the Plan to be considered at the meeting will be substantially as follows:

BE IT RESOLVED THAT:

1.	The following amendment to the stock option plan of the Corporation approved by the Board of Directors on June 2, 2008 and set forth below:

Paragraph 3 under the heading “Shares Subject to Plan” be and is hereby deleted and replaced with the following:

“3. Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation’s authorized but unissued common shares. The aggregate number of shares to be delivered upon the exercise of all options granted under the Plan (the “Options”) shall not exceed 10% of the Corporation’s issued and outstanding common shares from time to time, to a maximum of 18,940,243 shares. If any Option granted hereunder shall be cancelled, expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.”

be and is hereby approved, confirmed and ratified;

2.	The amendments to the Plan to address current trends and the adopted rules of the Toronto Stock Exchange as the Corporation is now listed on the Toronto Stock Exchange and to make some house cleaning changes, and which were approved by the Board of Directors on June 2, 2008, be and hereby are approved, confirmed and ratified in all respects;

3.	The Plan, with the above amendments, attached to the Management Information Circular as Schedule “A” be and hereby is authorized and approved in all respects;

4.	The making by the Board of Directors of such additions, deletions and modifications to the Plan as may be necessary or advisable to give effect to these resolutions or as may be required by applicable regulatory authorities, be and is hereby approved;

5.	Any officer or director of the Corporation be and is hereby authorized to execute all such deeds, documents and other writings and perform such acts as may be necessary in order to give effect to the amendment of the Plan and the Board of Directors from time to time is authorized to grant options in the capital stock of the Corporation pursuant to and in accordance with the Plan as amended; and

6.	The Corporation is authorized to reserve and issue up to 3,770,600 additional common shares in the capital of the Corporation pursuant to and in accordance with the Plan.

Unless otherwise indicated in the Proxy, it is management’s intention to vote the proxies in favour of the resolution approving the amendments to the Plan.

f.	Confirmation of Amendments to By-Law Number 1

The Corporation is governed by the Alberta Business Corporations Act (“ABCA”). Section 102(1) of the ABCA provides that, unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the directors of a corporation may, by resolution, make, amend or repeal any bylaws that regulate the business and affairs of the corporation. Under the ABCA, directors are required to submit a bylaw, or an amendment or a repeal of a bylaw, to the next meeting of shareholders of the corporation following the directors resolution amending the bylaw.

In May 2005 the ABCA was amended to reduce the required number of Canadian resident directors for an Alberta corporation from one half to one quarter of the board of directors of the Corporation. The ABCA was also amended to reduce the number of Canadian resident directors required to be present at a directors meeting where business is transacted from one half to one quarter and the requirement for a committee of directors delegated powers of the directors, to be comprised of one half of Canadian resident directors was also reduced to one quarter.

On May 29, 2008 the board of directors of the Corporation amended Section 5(6) of the By-Law Number 1 (“Bylaw”) of the Corporation which deals with how many Canadian resident directors need to be present at a board meeting to transact business by deleting half and replacing it with one quarter and adding in clarifying wording that this provision is subject to the ABCA. In addition, the Corporation amended Section 4(11) of the Bylaw which deals with delegation to a committee of directors by deleting half and replacing it with one quarter. The changes to the Bylaw were made to reflect the changes to the ABCA and to reflect the fact that the board of directors of the Corporation is comprised of a number of directors located outside Canada (3 out of the 6 directors are non-Canadian residents). If the Bylaw was not amended it would restrict the Corporation’s ability to conduct it business and utilize the expertise of all of its directors. In addition, as the board of directors was already amending the Bylaw to incorporate the 2005 amendments to the ABCA it also approved a clarifying amendment to section 10(4) of the Bylaw which sets out where shareholders meetings may be held. Currently this section which follows along with the provisions in the ABCA on shareholder meetings, sets out that meetings of shareholders may be held at the place within Alberta as the board of director determines. It further sets out that meetings of shareholders may be held outside Alberta if all the shareholders entitled to vote at the meeting agree to holding the meeting outside Alberta. In addition, notwithstanding the above provisions, the ABCA allows shareholder meeting to be held outside the province of Alberta if the articles of the Corporation so provide. In this case the Articles of the Corporation allow shareholder meetings to be held in the City of Vancouver, in the Province of British Columbia, and in the City of Spokane in the State of Washington. While this provision of the ABCA applies to the Corporation even though it is not stated in the Bylaw of the Corporation, the board of directors felt adding this to the Bylaw would ensure anyone reading it would know that this is applicable. The board of directors is therefore recommending that the shareholders vote in favour of the resolution set forth below to confirm the amended provisions to the Bylaw.

The amended provisions are reproduced in full in Schedule “B” attached hereto.

The Board is submitting the amendments to the Bylaw for confirmation of the Shareholders. The amendments to the Bylaw made by the Board are effective until they are confirmed, confirmed as amended or rejected by the Shareholders, by ordinary resolution, and if confirmed or confirmed as amended, the amendments continue in effect in the form in which they are confirmed.

In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

The text of the resolution confirming the amendments to the Bylaw to be considered at the meeting will be substantially as follows:

“BE IT RESOLVED THAT:

1.	The following amendments to the By-Law Number 1 of the Corporation approved by the Board on May 29, 2008, and set forth below: Section 4 (11) under the heading “Delegation to a Managing Director or Committee” be and is hereby amended by deleting the reference to “half “ and replacing it with “one quarter”.

Section 5 (6) under the heading “Quorum” be and is hereby by amended by deleting the sentence “No business may be transacted unless at least half of the Directors present are resident Canadians.” and replacing it with “Subject to the provisions of the ABCA, no business may be transacted unless at least one quarter of the Directors present are resident Canadians.”

Section 10 (4) under the heading “Place and Time of Meetings” be and is hereby amending by adding the following sentence to the end of the section: “Notwithstanding the foregoing, if the Articles so provide, meetings of Shareholders may be held outside of Alberta.”

be and are hereby approved, and confirmed.

2.	Any one or more directors or officers of the Corporation is hereby authorized, for and on behalf and in the name of the Corporation, to execute and deliver, whether under corporate seal of the Corporation or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to or carry out the provisions of the above resolution, including without limitation, all actions required to be taken by or on behalf of the Corporation, and all the necessary filings, including the filing of the amended By-Law Number 1 on SEDAR and the obtaining of the necessary approvals, consents and acceptances of appropriate regulatory authorities.

Unless otherwise indicated in the Proxy, it is management’s intention to vote the proxies in favour of the resolution confirming the amendments to the Bylaw.

GENERAL

All matters to be brought before the shareholders require, for the passing of same, a simple majority of the votes cast in person or by proxy at the Meeting by the holders of common shares. If a majority of the common shares represented at the Meeting should be withheld from voting for the appointment of BDO Dunwoody LLP as auditors of the Corporation, the Board of Directors will appoint another firm of chartered accountants based upon the recommendation of the audit committee, which appointment for any period subsequent to the next annual meeting of shareholders will be subject to approval by the shareholders at that meeting. If the amendments to the stock option plan are not approved then the current stock option plan will remain in effect. If the amendments to the Corporation’s By-Law Number 1 are not confirmed the Corporation’s By-Law Number 1 without the amendments will continue to be in effect.

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

ANNUAL REPORT

Shareholders as of the record date of May 12, 2008, will receive with this Management Information Circular a copy of the Corporation’s 2007 Form 40-F, including audited financial statements for the fiscal year ended December 31, 2007.

OTHER BUSINESS

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting, or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 111 East Magnesium Road, Suite A, Spokane, Washington 99208 U.S.A. or by telephone at (509) 921-7322 to request copies of the Corporation’s financial statements and MD&A. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Spokane, Washington, this 2nd day of June, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“ALLEN V. AMBROSE”
Allen V. Ambrose, President and Chairman

MINERA ANDES INC.

AMENDED STOCK OPTION PLAN – ~~MAY~~JUNE ~~30~~2, ~~2006~~2008

1.	Purpose

The purpose of the Stock Option Plan (the "Plan") of Minera Andes Inc., a body corporate incorporated under the Business Corporations Act (Alberta) (the "Corporation"), is to advance the interests of the Corporation or any of its subsidiaries or affiliates by encouraging the directors, officers, employees and consultants of the Corporation or any of its subsidiaries or affiliates to acquire common shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation or any of its subsidiaries or affiliates and furnishing them with additional incentive in their efforts on behalf of the Corporation or any of its subsidiaries or affiliates in the conduct of their affairs.

2.	Administration and Granting of Options

The Plan shall be administered by the board of directors of the Corporation or a committee established by the board of directors for that purpose (the “Committee”). A majority of the board of directors or the Committee, as applicable shall constitute a quorum, and the acts of a majority of the directors or members of the Committee, as applicable, present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors or the Committee, as applicable.

Subject to the provisions of the Plan, the board of directors or the Committee, as applicable shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the board of directors or the Committee, as applicable, shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder shall be evidenced by an agreement, signed on behalf of the Corporation and by the optionee, in such form as the directors shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

3.	Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares. The aggregate number of shares to be delivered upon the exercise of all options granted under the Plan (the "Options") shall not exceed 10% of the Corporation's issued and outstanding common shares from time to time, to a maximum of ~~15,169,643~~18,940,243 shares. If any Option granted hereunder shall be cancelled, expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for the purpose of this Plan.

4.	Number of Optioned Shares

The number of shares subject to an Option to a Participant shall be determined by the Board of Directors, or the Committee, as applicable but no Participant, upon the Corporation becoming listed on any stock exchange, shall be granted an Option which exceeds the maximum number of shares permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction.

The maximum number of shares which may be reserved for issuance to insiders (the term “insider” shall have the meaning ascribed thereto in the Securities Act (Alberta) and the Toronto Stock Exchange Policies from time to time) under the Plan, together with any other security based compensation arrangements of the Corporation, shall not exceed 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of shares which may be issued to insiders under the Plan, together with any other security based compensation arrangements of the Corporation, within any one year period shall not exceed 10% of the issued and outstanding shares.

5.	Vesting

~~The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist.~~Any Options granted under the Plan shall vest to the Participant, and maybe exercisable by the Participant as follows:

a)	33 1\3% of the Options shall vest in and be exercisable by the Participant twelve (12) months from the date of granting;

b)	33 1\3% of the Options shall vest in and be exercisable by the Participant twenty-four (24) months from the date of granting; and

c)	33 1\3% of the Options shall vest in and be exercisable by the Participant thirty-six (36) months from the date of granting.

6.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

7.	Participation

Directors, officers, management, consultants and employees of the Corporation or any of its subsidiaries, or affiliates shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants"). The board of directors or the Committee, as applicable shall determine to whom ~~options~~ Options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such ~~options~~ Options shall be granted, and the number of shares to be subject to each ~~option~~Option. An individual who has been granted an ~~option~~ Option may, if he is otherwise eligible, and if permitted under the policies of the stock exchange or stock exchanges on which the shares of the Corporation are to be listed, be granted an additional ~~option~~ Option or ~~options~~ Options if the board of directors or the Committee, as applicable shall so determine.

8.	Exercise Price

~~(a)~~

The exercise price of the shares covered by each ~~option~~ Option shall be determined by the board of directors or the Committee, as applicable. Subject to the provision~~s~~ of Section~~s 8(b) and~~ 17(~~f~~e), ~~as applicable,~~ the exercise price shall be not less than the closing price of the Corporation's shares on the stock exchange ~~or stock exchanges~~ on which the shares of the Corporation are listed on the last trading day immediately preceding the day on which the ~~stock exchange is notified of the proposed issuance of option~~Options are granted, subject to applicable laws and regulations. If the shares of the Corporation have not traded on any exchange or over-the-counter market for an extended period of time, the exercise price of the Options will be the fair market value of the shares as determined by the board of directors or the Committee, as applicable.~~, less any discounts permitted by the policy or policies of such stock exchange or stock exchanges;~~

~~(b)~~	~~If an option is granted within six months of a public distribution of the Corporation's shares by way of prospectus, then the minimum exercise price of such option shall, if the policy of such stock exchange or stock exchanges requires, be the greater of the price determined pursuant to Sections 8(a) and 17(f), as applicable, and the price per share paid by the investing public for shares of the Corporation acquired by the public during such public distribution, determined in accordance with the policy of such stock exchange or stock exchanges.~~

9.	Duration of Option

Each Option and all rights thereunder shall be expressed to expire on the date set out in the Option agreements and shall be subject to earlier termination as provided in paragraphs 11 and 12.

10.	Option Period, Consideration and Payment

(a)

The Option period shall be a period of time fixed by the board of directors, or the Committee, as applicable, not to exceed the maximum period permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction, provided that the Option period shall be reduced with respect to any Option as provided in Sections 11 and 12 covering cessation as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates or death of the Participant. Notwithstanding the foregoing, the expiry date of the Option (“Fixed Term”) will be adjusted, without being subject to discretion of the board of directors or the Committee, as applicable, to take into account any self-imposed blackout period by the Corporation imposed on the Participant as follows: a) if the Fixed Term of the Option falls within a blackout period imposed on the Participant by the Corporation, then the Fixed Term of the Option is the close of the 10th business day after the end of the such blackout period (the “Blackout Expiration Term’); or b) if the Fixed Term falls within two business days after the end of a blackout period imposed on the Participant by the Corporation, then the Fixed Term will be that date which is the Blackout Expiration Term reduced by the number of business days between the Fixed Term and the end of such blackout period (ie Options whose Fixed Term expires two business days after the end of the blackout period will only have an additional eight business days to exercise).

(b)	Except as set forth in Sections ~~10(c),~~ 11 and 12, no Option may be exercised unless the Participant is at the time of such exercise a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

~~(c)~~	~~Notwithstanding any other provision to the contrary, an Option granted to a consultant in connection with specific services provided or to be provided by that consultant shall be exercised only after the date of completion of such service and prior to 30 days following the date of completion of such service~~.

(~~d~~c-)	The exercise of any Option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of shares with respect to which the Option is being exercised, accompanied by cash payment, certified cheque, funds wired to the Corporation’s bank account or a bank draft for the full purchase price of such shares with respect to which the Option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an Option under this Plan, unless and until the certificates for such shares are issued to such persons under the terms of the Plan.

11.	Ceasing To Be a Director, Officer, Employee or Consultant

If a Participant shall cease to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates for any reason (other than death), the Participant may but only within ~~90 days~~the three months next succeeding the Participant's ceasing to be a director, officer, employee or consultant, exercise the Participant's Option to the extent that the Participant was entitled to exercise it at the date of such cessation.

Nothing contained in the Plan nor in any Option granted pursuant to the Plan shall confer upon any Participant any right with respect to continuance as a director, officer, employee or consultant of the Corporation or any of its subsidiaries or affiliates.

12.	Death of Participant

In the event of the death of a Participant, the Option previously granted to him shall be exercisable only within the twelve months next succeeding such death and then only:

(a)	by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or the laws of descent and distribution; and

(b)	if and to the extent that the Participant was entitled to exercise the Option at the date of the Participant's death.

13.	Rights of ~~Optionee~~Participant

No person entitled to exercise an Option shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such Option until certificates representing such shares shall have been issued and delivered.

14.	Proceeds from ~~Sale of Shares~~Exercise of Options

The proceeds from ~~sale of shares issued upon~~ the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board or the Committee, as applicable may determine and direct.

15.	Adjustments

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made in the maximum number or kind of shares as to which ~~options~~ Options may be granted under the Plan. A corresponding adjustment changing the number or kind of shares allocated to unexercised ~~options~~ Options or portions thereof, which shall have been granted prior to any such change, shall likewise be made. Any such adjustment in the outstanding ~~options~~ Options shall be made without change in the aggregate purchase price applicable to the unexercised portion of the ~~option~~ Option but with a corresponding adjustment in the price for each share or other unit of any security covered by the ~~option~~Option.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than ~~eighty~~ forty (~~80~~40%)

percent of the then outstanding shares of the Corporation ~~to another corporation~~(the “Triggering Event”), the Plan shall terminate, and any ~~options~~ Options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of ~~options~~ Options theretofore granted, or the substitution for such ~~options~~ Options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised ~~options~~ Options shall terminate pursuant to ~~the foregoing sentence all persons then entitled to exercise an unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised~~ a Triggering Event, then the Corporation shall give notice to the Participant to such effect (the “Expiry Notice”) not less than thirty days prior to the consummation of the Triggering Event which shall specify the Triggering Event and the closing date of the Triggering Event (the “Expiry Date”). Upon receipt of an Expiry Notice an Participant shall immediately thereafter be entitled to exercise all Options outstanding and previously unexercised, regardless of whether such Participant would otherwise be entitled to exercise such Options to such extent at that time and such exercise shall be conditional upon the closing of the Triggering Event. To the extent that Options have not been so conditionally exercised and all monies due to the Corporation as a result of such exercise have not been received by the Corporation prior to the Expiry Date, then such Options shall thereafter expire and be void PROVIDED THAT if the Triggering Event does not close on the Expiry Date specified in the Expiry Notice, or any amendment thereto, then the Options shall not terminate pursuant to this subparagraph, the Options shall be deemed not to have been exercised and all monies conditionally received by the Corporation shall forthwith be returned to the Participant, without interest, and the provisions of this subparagraph shall continue to apply from time to time during the Option period.

~~.~~

Adjustments under this Section shall be made by the board of directors or the Committee, as applicable whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional share shall be issued under the Plan on any such adjustment.

16.	Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferrable or assignable unless specifically provided herein. During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

17.	Certain Limitations Regarding Incentive Stock Options Granted to U.S. Residents

Any of the Options issuable under the Plan, up to the maximum number of Options that may be issued under section 3 of the Plan, may be issued as Incentive Stock Options (“ISOs”) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) may be granted only to an individual who is an employee of the Corporation and shall be subject to the following limitations:

(a) Exercise Price. Determination of the option price per share for any stock option issued hereunder shall rest in the discretion of the board of directors, provided that the exercise price for any ISO shall not be less than the fair market value per share of the Corporation’s shares at the time the option is granted and subject further to subparagraph (~~f~~e) of this Section 17 and Section~~s~~ 8~~(a) and 8(b)~~. For the purposes of this Plan, the fair market value of Corporation’s shares (“Shares”), as of any date, shall be determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, its fair market value shall be the closing sales price, expressed in Canadian dollars, for such Shares (or the closing bid, if no sales were reported), as quoted on such system or exchange, or the system or exchange with the greatest closing sale price (expressed in its equivalent in Canadian dollars)in Shares, for the last market trading day prior to the time of determination;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its fair market value shall be the mean between the high bid and low asked prices for the Shares for the last market trading day prior to the time of determination; or

(iii) In the absence of an established market for the Shares, the fair market value thereof shall be determined in good faith by the board of directors.

(b) Subject to the restrictions imposed on ISOs as contained in Section 17, the term of each option shall be established by the board of directors and, if not so established, shall be ten years from the date such ISO is granted. The board of directors, in its discretion, may provide that an option shall be exercisable during such ten-year period or during any lesser period of time.

(c) Nontransferability of ISOs. No right or interest in any ISO granted under this Plan shall be assignable or transferable except upon the death of the option holder (“Optionee”) pursuant to the terms of such Optionee’s will or the laws of descent and distribution.

~~(d) Termination of Employment, Disability and Death.~~

~~(i) Termination. If the Optionee’s relationship with the Corporation, its subsidiaries or affiliates shall terminate for any reason other than death or disability, the ISO may be exercised by the Optionee at any time prior to the expiration of three (3) months after the date of such termination of employment (unless by its terms the option sooner terminates or expires), but only if and to the extent the Optionee was entitled to exercise the option at the date of such termination.~~

~~(ii) Disability. If the Optionee's relationship with the Corporation, its subsidiaries or affiliates ceases as a result of the Optionee's disability (as herein defined), the ISO shall not terminate for a period of one (1) year after the date of such termination (unless by its terms the option sooner terminates or expires), but only if and to the extent the Optionee was entitled to exercise the option at the date of such cessation. For purposes of this paragraph, an Optionee will be considered to be disabled if the Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable mental or physical impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.~~

~~(iii) Death. If the Optionee's relationship with the Corporation, its subsidiaries or affiliates, ceases as a result of the death of the Optionee, the option shall be exercisable on or prior to the expiration of one (1) year after the date of such death (unless by its terms the option sooner terminates and expires), but only if and to the extent the Optionee was entitled to exercise the option at the date of such death and only by the Optionee's personal representative if then subject to administration as part of the Optionee's estate, or by the person or persons to whom such Optionee's rights under the option shall have passed by the Optionee's will or by the applicable laws of descent and distribution.~~

(~~e~~d) Limitation on Amount of Grants. To the extent that an Optionee is granted ISOs that in the aggregate (together with all other ISOs granted by the Corporation or its subsidiaries) entitle the Optionee to purchase, in any calendar year during which such options first become exercisable, stock of the Corporation, any subsidiary having a fair market value (determined as of the time of such options are granted) in excess of $100,000, such options in excess of the $100,000 threshold shall not be treated as ISOs, but shall be considered to be nonqualified stock options (“NSOs”). No limitation shall apply to NSOs.

(e~~f~~) Grants to Ten Percent Shareholders. Subject to the terms of this Plan, ISOs may be granted to a person who, at the time the option is granted, owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation and any subsidiary only if: (i) the exercise price is at least 110 percent of the fair market value of the Shares at the time of grant, and (ii) the option is not exercisable more than five (5) years from the date of grant.

(~~g~~f) Shareholder Approval of Plan. Subject to the requirements of Code Section 422 with respect to ISOs, the terms, conditions and limitations of the Plan must be approved by the Corporation’s shareholders within 12 months before or after the adoption of the Plan or any amendment or modification thereto. Any such amendment or modification of the Plan, however, shall not alter, impair or diminish the rights of any option previously granted under the Plan without the written consent of the option holder. Nor shall the board of directors modify or amend any outstanding ISO so as to specify a lower exercise price for the ISO.

(~~h~~g) Notice of Disposition Any option which is issued as an ISO under this Plan, shall, notwithstanding any other provisions of this Plan or the option terms to the contrary, contain all of the terms, conditions, restrictions, rights and limitations required to be an Incentive Stock Option, and any provision to the contrary shall be disregarded. In order to obtain certain tax benefits afforded to incentive stock options under Section 422 of the Code, the Optionee must hold the Shares issued upon the exercise of an ISO for a minimum of two (2) years after the date of grant of the ISO and one (1) year from the date of exercise. The board of directors may require an Optionee to give the Corporation prompt notice of any subsequent disposition of shares acquired on exercise of such ISO prior to the expiration of the above holding periods.

18.	Amendment and Termination of Plan

~~The Committee may, at any time, suspend or terminate the Plan. The board may also at any time amend or revise the terms of the Plan, PROVIDED that no such amendment or revision shall alter the terms of any Options theretofore granted under the Plan.~~ The Board, or the Committee, as applicable, may at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions or Options granted pursuant to the Plan, subject to any required approval of any regulatory authority or stock exchange. Any amendment to the Plan at any time may not materially and adversely affect any Option previously granted to a Participant without the consent of the Participant, except to the extent required by law. Any such amendment shall be subject to the receipt of requisite regulatory approval including, without limitation, the approval of any stock exchange upon which the shares of the Corporation may trade from time to time, provided, however, that no such amendment may: (i) increase the maximum number of shares that may be optioned under the Plan; (ii) increase the maximum number of shares which maybe reserved for issuance to insiders pursuant to the exercise of Options granted under the Plan together with any other security based compensation arrangements of the Corporation as set forth in Section 4 hereof; or (iii) change the manner of determining the minimum exercise price, unless shareholder and regulatory approval is obtained. Any amendments to the terms of an Option under the Plan shall also require regulatory approval, including without limitation, the approval of any stock exchange upon which the shares of the Corporation may trade from time to time. In addition, any amendment to the term of an Option under the Plan which would extend the expiry date of an Option held by an insider or amend the exercise price of an Option held by an insider will require shareholder approval. For greater certainty, the Board, or the Committee, as applicable, may make the following amendments without seeking the approval of the shareholders of the Corporation:

a)	amendments to the Plan to rectify typographical errors and\or to include clarifying provisions for greater certainty;

b)	amendments to the expiry date of an Option, unless the amendment extends the expiry date of an Option held by an insider;

c)	amendments to the termination provisions of an Option or the Plan;

d)	amendments necessary to comply with applicable law or the requirements of any stock exchange on which the common shares of the Corporation are listed;

e)	amendments to the exercise price (which exercise price must comply with the provisions of Section 8 hereof) unless such amendment would benefit insiders of the Corporation; and

f)	the inclusion of cashless exercise provisions in the Plan or in any Option granted hereunder, which provide for a full deduction of the number of underlying securities from the Plan reserve.

19.	Necessary Approvals

The ability of the Options to be exercised and the obligation of the Corporation to issue and deliver shares in accordance with the Plan ~~is~~ are subject to any approvals which may be required from the shareholders of the Corporation, and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any Option exercise price paid to the Corporation will be returned to the Participant.

Options issued to residents of the United States may only be issued and subsequently exercised in conformity with the registration provisions of the Securities Act of 1933, as amended the rules and regulations thereto and the applicable state securities laws.

20.	Prior Plans

The Plan shall entirely replace and supersede prior share options plans, if any, enacted by the Board of Directors of the Corporation or its predecessor corporations.

21.	Stock Exchange Rules

~~The rules of any stock exchange upon which the Corporation's Shares are listed shall be applicable relative to options granted to Participants.~~All Options granted pursuant to this Plan shall be subject to the rules and policies of any stock exchange or exchanges on which the shares of the Corporation are then listed and any other regulatory body having jurisdiction.

22.	Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

23.	Effective Date of Plan

The Plan has been adopted by the board of directors or the Committee , as applicable, subject to the approval of any stock exchange on which the shares of the Corporation are ~~to be~~ listed or other regulatory body having jurisdiction and, if so approved, the Plan shall become effective upon such approvals being obtained.

IN WITNESS WHEREOF the Corporation has caused its corporate seal to be affixed hereto in the presence of its officer duly authorized in that behalf as of the ~~30th~~ 2nd day of ~~May~~June, 2008~~6~~.

MINERA ANDES INC.

Per:		(C/S)
Bonnie L. Kuhn, Secretary

SCHEDULE “B”

4(11)	Delegation to a Managing Director or Committee

The Directors may appoint from their number a Managing Director or a committee of Directors. At least one quarter of the members of a committee of Directors must be resident Canadians. A Managing Director must be a resident Canadian. The Directors may delegate to a Managing Director or a committee of Directors any of the powers of the Directors. However, no Managing Director and no committee of Directors has authority to:

(a)	submit to the Shareholders any question or matter requiring the approval of the Shareholders;

(b)	fill a vacancy among the Directors or in the office of auditor;

(c)	issue securities, except in the manner and on the terms authorized by the Directors;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the Directors;

(f)	pay a commission in connection with the sale of shares of the Corporation;

(g)	approve a management proxy circular;

(h)	approve any financial statements; or

(i)	adopt, amend or repeal By-laws.

5(6)	Quorum

The Directors may fix the quorum for meetings of Directors or of a committee of Directors, but unless so fixed, a majority of the Directors or of a committee of Directors constitutes a quorum. Subject to the provisions of the ABCA, no business may be transacted unless at least one quarter of the Directors present are resident Canadians.

10(4)	Place and Time of Meetings

Meetings of Shareholders may be held at the place within Alberta and at the time the Board determines. A meeting of Shareholders may be held outside Alberta if all the Shareholders entitled to vote at that meeting agree to holding the meeting outside Alberta. A Shareholder who attends a meeting of Shareholders held outside Alberta is deemed to have agreed to holding the meeting outside Alberta, except when the Shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held. Notwithstanding the foregoing, if the Articles so provide, meetings of Shareholders may be held outside of Alberta.